SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





(Mark One):


|X| ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE ACT OF
    1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2000
                                       OR

|_| TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

         For the transition period from ________________ to ____________________

                    Commission file number __________________


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Choice One Communications Inc. 401(k) Profit Sharing Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Choice One Communications Inc
         100 Chestnut Street, Suite 600
         Rochester, NY 14604

                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS...................................    3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits As of
December 31, 2000 and 1999.................................................    4

Statements of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000.......................................    5

Notes to Financial Statements..............................................    6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
   DECEMBER 31, 2000:

Schedule of Assets Held for Investment Purposes............................   11

      Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

EXHIBIT

23.1     Consent of Arthur Andersen LLP, independent public accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrator of the
Choice One Communications Inc.
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Choice One Communications Inc. 401(k) Profit Sharing Plan and Trust (the
Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits, for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP


Rochester, New York
June 8, 2001

CHOICE ONE COMMUNICATIONS INC.
 401(K) PROFIT SHARING PLAN AND TRUST

 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
 AS OF DECEMBER 31, 2000 AND 1999



                                                                             2000              1999
                                                                       ---------------   ---------------
 Investments, at fair value:
     Mutual funds                                                           $3,480,981        $1,607,408
     Common/collective trust                                                   666,267            38,689
     Choice One Communications Inc. common stock                               206,161                 -
     Participant loans                                                          96,519             6,085
                                                                        ---------------   ---------------
       Total Investments                                                     4,449,928         1,652,182
                                                                        ===============    ==============
 Receivables:
     Participant contributions                                                  91,183            45,265
     Employer contributions                                                     30,457            14,610
     Accrued interest                                                              540                 -
                                                                        ---------------   ---------------
          Total receivables                                                    122,180            59,875
                                                                        ---------------   ---------------

          Net assets available for benefits                                 $4,572,108        $1,712,057
                                                                        ===============   ===============



 The accompanying notes to financial statements are an integral part of these statements.

CHOICE ONE COMMUNICATIONS INC.
 401(K) PROFIT SHARING PLAN AND TRUST

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 FOR THE YEAR ENDED DECEMBER 31, 2000



                                                                     2000
                                                                ---------------
 Additions to net assets attributed to:
     Investment income:
       Interest and dividends                                      $ 345,204
       Realized gain                                                     727
     Contributions:
       Participant contributions                                   2,238,925
       Employer contributions                                        677,437
       Participant rollovers                                         367,289
                                                                ---------------
          Total additions                                          3,629,582
                                                                ---------------

 Deductions from net assets attributed to:
     Benefits paid to participants                                   120,481
     Net depreciation in fair value of investments                   646,712
     Administrative and other expenses                                 2,338
                                                                ---------------
          Total deductions                                           769,531
                                                                ---------------

          Net increase                                             2,860,051

 Net assets available for benefits, beginning of year              1,712,057
                                                                ---------------

 Net assets available for benefits, end of year                   $4,572,108
                                                                ===============




 The accompanying notes to financial statements are an integral part of this statement.

CHOICE ONE COMMUNICATIONS INC.
401(K) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000



1.                DESCRIPTION OF THE PLAN

GENERAL

The following brief description of the Choice One Communications Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information. The Plan is a defined contribution plan established by Choice One Communications Inc. (the "Company") in July 1998. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

PARTICIPATION

All employees are eligible to participate in the Plan upon the date of hire and upon age 21. New participants are eligible to enroll in the Plan on the first month following their date of hire.

ADMINISTRATION

The Plan is administered by the Company's Investment Committee. The trustee of the Plan is the Merrill Lynch Trust Company (the "Trustee").

FUNDING POLICY

The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. Upon enrollment in the Plan, a participant may direct contributions into the following investment options.

o MFS UTILITIES FUND - Mutual fund that invests primarily in utility securities, both stocks and bonds. The fund may also invest in foreign and emerging market securities.

o MASSACHUSETTS INVESTORS TRUST - Mutual fund that invests primarily in quality stocks representing well-known companies across a wide range of industries. The fund may also invest in derivative securities.

o MFS CAPITAL OPPORTUNITIES FUND CLASS B - Mutual fund that invests primarily in moderate-growth companies that are attractively valued relative to their growth prospects.

o MASSACHUSETTS INVESTORS GROWTH STOCK FUND CLASS B - Mutual fund that seeks to invest in companies believed to have a better-than-average long-term growth potential.

o MERRILL LYNCH FUNDAMENTAL GROWTH FUND CLASS B - Mutual fund that seeks long-term growth of capital by investing in a portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average earnings growth.

o ALGER MIDCAP GROWTH PORTFOLIO - Mutual fund that seeks long-term capital appreciation by investing in mid-sized companies with promising growth potential.

o MERRILL LYNCH S&P 500 INDEX FUND - Mutual fund that seeks to provide investment results that, before expenses, replicate the total return of the S&P 500 Composite Stock Price Index.

o   DAVIS NEW YORK VENTURE FUND CLASS B - Mutual fund that invests primarily in
    technology  stocks  and  financial   companies  within  financial  services
    industries.

o   AIM  BALANCED  FUND CLASS C - Mutual  fund that  seeks a high  total  return
    consistent   with   preservation  of  capital  by  investing  in  a  broadly
    diversified portfolio of stocks and bonds.

o MFS NEW DISCOVERY FUND CLASS B - Mutual fund that seeks capital appreciation by investing, under normal market conditions, at least 65% of its total assets in emerging growth companies.

o MERCURY INTERNATIONAL FUND CLASS B - Mutual fund that seeks long-term capital growth through investments primarily in a diversified portfolio of equity securities of companies located outside the U.S.

o VAN KAMPEN EMERGING GROWTH FUND CLASS B - Mutual fund that seeks capital appreciation by investing in common stocks of emerging growth companies.

o ALLIANCE PREMIER GROWTH FUND CLASS B - Mutual fund that seeks long-term growth of capital by investing in a limited number of large, carefully selected, high-quality U.S. companies

o MFS EMERGING GROWTH FUND - Mutual fund that seeks long-term growth of capital by investing primarily in emerging growth companies.

o MERRILL LYNCH CORPORATE BOND FUND, INC. CLASS B - Mutual fund that seeks to provide high current income by investing primarily in long-term fixed-income securities rated A or better.

o MERRILL LYNCH BALANCED CAPITAL FUND, INC. CLASS B - Mutual fund that seeks to attain the highest possible total return consistent with prudent risk.

o MERRILL LYNCH RETIREMENT PRESERVATION TRUST - Mutual fund that seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money-market funds.

o CHOICE ONE COMMUNICATIONS INC. COMMON STOCK- Funds invested in common stock of Choice One Communications Inc.

The shares of Choice One Communications Inc. common stock qualify under employer securities as defined by ERISA. Each individual's investment in this fund is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore, the Plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 15 percent, subject to maximum contribution provisions imposed by the Internal Revenue Code under Section 401(k).

Individual accounts, which record the participant's contributions, the employer matching contributions, the earnings on all contributions, and the amount of the participant's interest in each fund, are maintained for each participant. The participant's contributions during a month are allocated directly to his or her individual account when the Trustee receives contributions. Participants have the option to invest their contributions in any of the funds and may change their allocations between funds at any time.

Employer matching contributions are equivalent to 50 percent of the first 6 percent of the employee's compensation contributed as an elective deferral.

VESTING

Participants are immediately 100 percent vested in their voluntary contributions and actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. Participants become vested in 20 percent increments after each year of service, becoming 100 percent vested in 5 years. Forfeited nonvested accounts are used to reduce future employer matching contributions. At December 31, 2000 approximately $29,600 in forfeitures were utilized.

PAYMENT OF BENEFITS

Payment of benefits  generally  begins upon  termination  of service,  attaining normal retirement age (65) or early retirement age (59 1/2), or upon qualification of the requirements of another distribution type as defined in the Plan document. A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed their expected future lifetime, or the joint expected future lifetime of the participant and his/her spouse.

If upon termination of service a participant does not attain normal retirement age and the participant's vested account balance is greater than $5,000, the participant may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code, a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance, or may elect to keep their investments in the Plan. If the vested account balance is less than $5,000, the balance will be distributed to the participant as soon as administratively feasible.

INDIVIDUAL PARTICIPANT LOANS

Loans are available to participants in the Plan on a uniform and nondiscriminatory basis. A participant may borrow loans up to 50 percent of their vested balance, but may not exceed $50,000 minus the participant's highest outstanding loan amount during the prior 12 months. The loans must bear a reasonable rate of interest and must be adequately secured. Repayment of a participant loan must be made at least quarterly, on an after-tax basis, in level payments of principal and interest, and must be repaid within five years, unless the loan is taken for the purchase of a primary residence.

PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

CONTRIBUTIONS AND BENEFITS PAID

Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits are recorded when paid.

Participants may receive distributions in cash or kind for amounts invested in the Choice One common stock. Purchases and sales of securities are recorded on the trade date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results may differ from those estimates.

INVESTMENTS AND INVESTMENT INCOME

Investments in registered investment companies and employer securities are stated at fair value, measured by quoted market prices. Investments in common/collective trust funds are stated at estimated fair values, which represent the net asset value of shares held by the Plan at year-end. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Participant loans are valued at cost, which approximates fair value.

Interest and dividend income is recorded as earned on an accrual basis.

The plan provides for investments which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

ADMINISTRATIVE EXPENSES

The Company pays all administrative expenses, except for $1,000 of expenses paid by the Plan in 2000, associated with the Plan.

3.       PARTY-IN-INTEREST TRANSACTIONS

The Plan's holdings of Choice One common stock qualify as a party-in-interest transaction. Also, all transactions between the Plan and the Merrill Lynch Trust Company qualify as party-in-interest transactions. The Trustee is the registered investment company that funds six of the Plan's investments.

As of December 31, 2000, the Plan held 22,139 shares of Choice One common stock at a fair market value of $206,161. As of December 31, 1999, the Plan held no shares of Choice One common stock.

4.       FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined by a letter dated June 29, 1993, that the prototype standardized plan is designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.      INVESTMENTS

The fair market value of the individual investments that represent 5 percent or more of the net assets available for plan benefits at December 31, 2000 and 1999 is as follows:

                                                           2000           1999
                                                        ---------     ----------
Merrill Lynch Fundamental Growth Fund Class B        $    434,184   $    237,554
Alger Midcap Growth Portfolio                             451,643        237,449
Merrill Lynch S&P 500 Index Fund                          314,615             NA
Davis New York Venture Fund Class B                       432,409        265,566
AIM Balanced Fund Class C                                 255,322        191,591
Van Kampen Emerging Growth Fund Class B                   403,095         92,617
Alliance Premier Growth Fund Class B                      593,109        332,488
Merrill Lynch Retirement Preservation Trust               666,267             NA
                                                      -----------   ------------
                                                     $  3,550,644   $  1,357,265
                                                      ===========   ============

During 2000, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $645,985 as follows:

         Mutual funds           $       604,571
         Common stock                    41,414
                                _______________
                                $       645,985
                                ===============


6.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

In accordance with ERISA, Choice One Communications Inc. has opted to prepare Form 5500 on the cash basis of accounting. The financial statements have been prepared on the accrual basis of accounting. The following is a reconciliation between the net assets available for benefits per the financial statements to the net assets available for benefits per Form 5500.


                                                             December 31,
                                                    ----------------------------
                                                      2000             1999
                                                    ------------   -------------

    Net assets available for benefits per the
      financial statements                           $4,572,108       $1,712,057
    Less: Receivables at year-end                       122,180           59,875
                                                    ------------   -------------
    Net assets available for benefits per the
       Form 5500                                     $4,449,928       $1,652,182
                                                    ============   =============
7.       SUBSEQUENT EVENT


Effective as of January 1, 2001, the US Xchange, L.L.C. 401(k) Savings and Retirement Plan and its underlying trust merged into the Plan and its underlying trust.

CHOICE ONE COMMUNICATIONS INC.
 401(K) PROFIT SHARING PLAN AND TRUST

 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES           EIN:    16-1550742
 AS OF DECEMBER 31, 2000                                    PN:    001



                                                                                                           Current
                                                                                         Number             Value
                                                                                           of           December 31,
                                                                                         Shares             2000
                                                                                      -------------  -------------------
 Investments in mutual funds:
      MFS Utilities Fund                                                                        85            $   1,009
      Massachusetts Investors Trust                                                          6,401              125,838
      MFS Capital Opportunities Fund Class B                                                    94                1,586
      Massachusetts Investors Growth Stock Fund Class B                                         71                1,136
 *    Merrill Lynch Fundamental Growth Fund Class B                                         20,626              434,184
      Alger Midcap Growth Portfolio                                                         57,026              451,643
 *    Merrill Lynch S&P 500 Index Fund                                                      19,469              314,615
      Davis New York Venture Fund Class B                                                   15,510              432,409
      AIM Balanced Fund Class C                                                              8,497              255,322
      MFS New Discovery Fund Class B                                                           886               15,904
      Mercury International Fund Class B                                                    18,219              192,211
      Van Kampen Emerging Growth Fund Class B                                                7,251              403,095
      Alliance Premier Growth Fund Class B                                                  23,762              593,109
      MFS Emerging Growth Fund                                                                 128                5,472
 *    Merrill Lynch Corporate Bond Fund, Inc. Class B                                       10,297              112,234
 *    Merrill Lynch Balanced Capital Fund, Inc. Class B                                      4,772              141,214

 Common/collective trust:
 *    Merrill Lynch Retirement Preservation Trust                                          666,267              666,267

 Common stock:
 *    Choice One Communications Inc. common stock                                           22,139              206,161

 Participant loans:
      Participant  loan  accounts  (rate  8.75% - 10.5%) (maturities  range from
        2001 to 2010)
                                                                                                                 96,519
                                                                                                     -------------------

           Total investments                                                                                $ 4,449,928
                                                                                                     ===================

 *  Denotes party-in-interest



 The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees ( or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Choice One Communications Inc.
                                        401(K) Profit Sharing Plan and Trust


Date June 29, 2001                      ___________________________________
                                        Ajay Sabherwal, Executive Vice President and Chief Financial Officer